FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending July 2014

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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GlaxoSmithKline plc

Notification of Transactions of Directors, Persons Discharging Managerial Responsibility and Connected Persons

In accordance with DTR 3.1.4 R(1)(a) and (c) GlaxoSmithKline plc (the 'Company') was advised of the following changes in interests of Sir Andrew Witty, a Director:

(a) The sale of Sir Andrew Witty's 215 Ordinary Shares, the repurchase of 211 Ordinary Shares, and transfer into an ISA at a price of 1462.0750p and 1462.8005p per share respectively;
(b) The sale of Lady Caroline Witty's 215 Ordinary Shares, the repurchase of 211 Ordinary Shares, and transfer into an ISA at a price of 1462.0750p and 1462.9250p per share respectively; and
(c) The sale of Sir Andrew Witty's connected persons' 215 Ordinary Shares, the repurchase of 211 Ordinary Shares, and transfer into an ISA at a price of 1462.0750p and 1462.4250p per share respectively.

The Company was advised that the sales took place on 23 July 2014, and the repurchases and transfers into the ISAs took place on 24 July 2014.

V A Whyte
Company Secretary

24 July 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: July 24, 2014

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc